

November 25, 2009

Mr. John A. Catsimatidis
Chairman and Chief Executive Officer
United Refining Energy Corp.
823 Eleventh Avenue
New York, NY 10019

> **Re: United Refining Energy Corp.**
> **Preliminary Proxy Statement on Schedule 14A, Amendment No. 2**
> **Filed November 24, 2009**
> **File No. 1-33868**

Dear Mr. Catsimatidis:

We have reviewed your filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   Please update disclosure to provide current information throughout your document.

Proposed Timing and Related Issues

2.   We note your responses to prior comments 3 and 4 and reissue the comments since your supplemental response assumed clearing comments on the preliminary proxy statement by November 25, 2009. Please provide us with updated information as to your proposed timing. Please also ensure your discussion provides an analysis as to why you believe your time frame in sending out your soliciting materials is timely and provides stockholders and warrant holders sufficient time to make informed voting decisions.

3.   Pursuant to a telephone conversation held with Company counsel and OMA Staff member Song Brandon on November 25, 2009 regarding street-name holders who will not be receiving materials from Broadridge, it is our understanding that only a "minimal" number of brokers do not use Broadrige as their brokerage processing company. It is also our understanding that such brokers will use Median as their brokerage processing company, and further that Median will use the same expedited distribution and timetable contemplated by Broadridge. Please confirm in writing our understanding of the above.

Other General Comments

4.   We note your disclosure at page 53 that the fairness opinion does not give effect to or consider the revisions to the terms of the transaction that are set forth in the amended merger agreement. Please include this disclosure in each place in your filing where you discuss the fairness opinion with respect to fairness to your stockholders of the consideration to be paid in the transaction. In addition, please expand your disclosure at page 53 and page 91 to describe all material revised terms of the merger agreement. For example, please describe the material changes with respect to the release of the escrowed shares to the Chaparral shareholders. Please present your disclosure at page 91 regarding the changes to the merger agreement in bulleted form.

5.   Please ensure that you have accurately reflected the terms of the amended merger agreement in your filing. For example, you disclose at page 99 that the Chaparral shareholders will be entitled to receive the escrowed shares if the conditions for release are met within the fifth anniversary of the closing of the transaction. However, your disclosure elsewhere in your filing suggests that the shares will be released if the conditions are met by the sixth anniversary of the closing of the transaction.

6.   With respect to changes to the merger agreement and your decision not to obtain an updated fairness opinion, you state at page 91 that it was your conclusion that a lower transaction cost would be fair and a reevaluation of the revised deal terms may cause delay without altering the conclusion originally reached by New Century Capital Partners. Please disclose whether your board of directors believes that the fairness opinion remains valid when considering all material changes to the terms of the merger agreement, including the changes to the conditions for the release of the escrowed shares to the Chaparral shareholders.

7.   We note your response to our prior comment 8 and reissue such comment. It appears that in soliciting warrantholders to agree to the amended terms of the warrants, regardless of the provisions of the original warrant agreement you are asking them to make a new investment decision. It is the staff's view that the

amended warrant represents a new security and that the offer of that security must be registered under the Securities Act.

8.   We note your response to our prior comment 13 and reissue such comment with respect to the disclosure at pages iv, 75 and 76 of your filing.

9.   We note your response to our prior comment 18. Please state, if true, that all of the units will be broken up into their component parts.

10.   We note your response to our prior comment 7 and the disclosure you have added on page 83, which includes the following statements: "If the Company's [sic] unable to maintain a current registration statement covering such shares of Common Stock underlying the Public Warrants, holders will be unable to exercise their warrants and the Company will not be required to net-cash settle any such warrant exercise. As a result, the Public Warrants could expire worthless even in the case that the Transaction is consummated." Please add risk factor disclosure on these points.

Questions and Answers about the Proposals for Company Warrantholders and Stockholders, page 1

Why is the Company proposing the Warrant Amendment Proposal?, page 5

11.   Please clarify your revised language in the last sentence of the answer on page 6.

The Merger Proposal, page 19

Actions That May Be Taken to Secure Approval of the Company's Warrantholders and Stockholders, page 26

12.   We note your reference to "institutional and other investors." If the purchases of Public Warrants or Public Shares will be made in private transactions with institutional or sophisticated investors, please so state.

13.   We note your response to our prior comment 22 and your statement that "persons entering into such transactions may receive a higher per share price or additional securities from the sponsor for their agreement to vote in favor of the Merger Proposal or the Warrant Amendment Proposal, as the case may be [emphasis added]." Please explain what these "additional securities" would be, and provide us with your analysis as to why the sales of these "additional securities" would not require registration.

14.   We note your response to our prior comment 23 and the new statement that you have added, as follows: "These arrangements could allow investors that do not currently hold the Company's securities a way to purchase large blocks of Public Shares or Public Warrants at a fixed price in a single transaction." Please clarify from whom such purchases would be made and explain to us why you believe that such sales would not require registration.

Opinion of New Century Capital Partners, Inc., page 25

15.   We note your response to our prior comment 24. Please revise your filing to describe the material terms of the indemnification obligation.

Risk Factors, page 45

The exercise of the Company's directors' and officers' discretion in agreeing to changes or waivers . . . , page 52

16.   We note your response to comment 29 and your supplemental response that the Company intends to provide at least 48 hours notice of changes to the terms of the Transaction prior to the special meetings of the Company's warrantholders and stockholders, respectively. Please note that depending on the materiality of the change, including the waiver of a material condition, we believe that 48 hours notice may not always provide your investors with sufficient time to make an informed voting decision. In that regard, you may be required to extend the date of the meetings. In addition, depending on the materiality of the change, an electronic means of communications to convey the revisions may not suffice. You may also be required to disseminate the information in hard copy format. Please confirm your understanding of our positions.

17.   We also note your disclosure on page 52 that "the Company intends to circulate a new or amended proxy statement and resolicit its stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the stockholder vote on the Merger Proposal." However, your disclosure currently provides that the "Company will not resolicit the stockholders' approval of the Transaction in the event a condition of the Transaction is waived following approval of the Merger Proposal by stockholders." Depending on the materiality of the condition waived, we believe that the Company may be required to resolicit the stockholders' approval of the Transaction. Please confirm your understanding of our position.

Proposals to Be Considered by Warrantholders, page 82

Procedure for the Warrant Election, page 84

18.   We note your disclosure in this section that a holder of a Company Warrant making an election to continue holding the warrant must also provide "physical or electronic delivery of such holder's certificates or warrants . . . prior to the Special Meeting of Warrantholders."   Given the relatively short solicitation period, please revise your document to advise warrantholders to use electronic versus physical delivery of the certificates or warrants.

Proposals to Be Considered by Stockholders, page 86

The Merger Proposal, page 86

General Description of the Transaction, page 86

19.   Please disclose why the merger agreement was amended.

20.   We note your disclosure that the commitment letters to Chaparral's proposed replacement credit facility require that the administrative agent approve the amendments to the merger agreement as a condition to close the proposed replacement credit facility. With a view towards disclosure, please advise us when you expect such approval to be obtained.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Norman Gholson at (202) 551-3237 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director